Filed Pursuant to Rule 253(g)(2)

File No. 024-10583

MOGULREIT I, LLC

SUPPLEMENT NO. 13 DATED AUGUST 3, 2017

TO THE OFFERING CIRCULAR DATED JANUARY 12, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated January 12, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “SEC”) on January 13, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Update the status of our officering;
•	Update our asset acquisitions; and
•	Disclosure change of transfer agent.

Status of our Offering

As previously discussed in the Offering Circular, we commenced our offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on August 15, 2016.

As of August 3, 2017, we have raised total gross offering proceeds of approximately $20.1 million, and had settled subscriptions in our Offering for an aggregate of approximately 1.9 million common shares, with additional subscriptions for an aggregate of approximately 54,000 common shares that have been received by the Company but not yet settled.

The Offering is expected to terminate on or before August 14, 2019, unless extended by our manager, RM Adviser, LLC (the “Manager”), as permitted under applicable law and regulations.

Asset Acquisitions

The following information supplements the section of the Offering Circular captioned “Plan of Operation”:

Acquisition of Crossroads South — Jonesboro, GA

Acquisition of Crossroads South — Jonesboro, GA

On August 3, 2017, we acquired a $1,250,000 preferred equity investment (the “Preferred Equity”) in connection with the acquisition of a 207,404 square-foot, grocery-anchored retail shopping center (the “Property”), located in Jonesboro, Georgia, approximately 16 miles south of Atlanta.  This acquisition’s capital structure consists of approximately (i) $2,295,000 in joint venture equity, (ii) $9,975,000 in senior debt and (iii) $1,250,000 in preferred equity (held by us).

We acquired the Preferred Equity from Realty Mogul, Co. for a purchase price of $1,250,833.34, which represents the $1,250,000 principal amount plus $833.34 of accrued but unpaid interest through the acquisition date.  The acquisition was funded with capital raised from our investors and a loan from Realty Mogul, Co. The Preferred Equity is interest only with a fixed interest rate of 12.0% and a remaining term of approximately 36 months, as of the acquisition date, including two 1-year term extensions.

As of July, 2017, the Property was 91% leased to 34 tenants.  The Property is anchored by Kroger, Rose’s Express, Badcock Furniture and Planet Fitness, each occupying 16.4% of the total square footage available for rent (or rentable square footage, the “RSF”), 13.8% of RSF, and 9.6% of RSF, respectively, for a combined total of 39.8% of the RSF.  Kroger, which occupies approximately 59,1234 of the RSF, is one of the world's largest grocery retailers with a market capitalization of approximately $21.3 billion, and reported annual sales of approximately $115.3 billion in 2016, according to its 2016 annual report.  Kroger operates nearly 2,800 grocery retail stores in 35 states.  The property is in close proximity to the Atlanta Hartsfield Jackson International Airport, which is estimated to have a $35 billion regional economic impact, annually.  The sponsor intends to proceed in leasing the remaining RSF, and to pursue additional cash flow by considering additional developments on several outparcels within the Property, which the Sponsor believes are being underutilized.

The Property is located in the Atlanta-Sandy Springs-Roswell, GA Metropolitan Statistical Area (the “Atlanta MSA”).  According to a report by Experian Marketing Solutions, Inc., the 2016 population of the Atlanta MSA was approximately 5,731,572 people, with an annual growth rate of 1.9%, higher than the national average at 1.4% for the same period.  The Atlanta MSA population accounts for approximately 55.9% of the total population in the state of Georgia.  The Atlanta MSA’s average household income was $83,723 in 2016, approximately 6.8% higher than the average household income in the United States of $78,425.  As of February 2017, unemployment rate in the Atlanta MSA stood at 4.9%, below the statewide average of 5.3% for the same period.

The sponsor is a vertically-integrated real estate investment and property management company, which along with its partners, have over 80 years of combined experience in real estate investment management, commercial property management and leasing.  The sponsor owns and operates 32 class A and B grocery-and-discount anchored retail shopping centers, totaling 3.2 million square feet, and primarily located in secondary markets in the Southeast U.S.

Transfer Agent

The following information replaces the section of the Offering Circular captioned “Description of our Common Shares – Preferred Shares – Transfer Agent and Registrar.”:

Transfer Agent and Registrar - The transfer agent and registrar for our shares is Computershare, Inc.  The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021.